Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a form of letter to be mailed to participants in each of Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C. who consent to the consolidation.

Date

Dear [insert name of participant]:

We have received your completed consent form and want to offer our sincerest thanks for your support. We think you have acted in your best interests and in those of all the members of our larger investor family who have the potential to benefit greatly from the approval of our proposals for consolidation and IPO.

With your vote received, unless you tell us otherwise, we intend not to send you the regular reminder mailings we will be making to those who have not yet submitted their consent form, and we will only send you occasional updates. If you would rather we continue to send these mailings to you, please let us know. Otherwise, you can stay current on all our updates by visiting www.EmpireStateRealtyTrust.com. If you have any question or wish to make any further comment, please feel free to contact us directly at inquiries@MalkinHoldings.com or through our agent, MacKenzie Partners, Inc. at 888-410-7850.

It has been and continues to be our privilege to serve you, our investor family. Our role as supervisor of your investment is a special trust of which we remind ourselves every day. We look forward to working for you in the years to come.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin

We urge you to review the Registration Statement on Form S-4 and other related documents now filed or to be filed with the Securities and Exchange Commission (“SEC”), because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.